Exhibit 99.1

Jeffs’ Brands Enters Into a Definitive Agreement to Acquire a U.S. Company that Operates a U.S. Based Logistics Center, aiming to Advance its Growth Strategy, for $2.6 million

The company to be acquired operates an approximately 100,000 square foot logistics facility equipped with 20 loading docks situated near the third largest port in the United States and will also enable Jeffs’ Brands to provide services to third parties.

Tel Aviv, Israel, March 11, 2025 (GLOBE NEWSWIRE) -- Jeffs’ Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company operating on the Amazon Marketplace, today announced that the Company and its wholly-owned subsidiary, Smart Repair Pro, has entered on March 10, 2025 into a definitive agreement (the “Agreement”) to acquire Pure NJ Logistics LLC (“Pure Logistics”), a company that operates a strategically located approximately 100,000 square foot logistics center equipped with 20 loading docks in New Jersey. The acquisition is anticipated to significantly enhance the Company’s supply chain capabilities.

Situated near the third largest port in the United States, as well as in close proximity to Newark Liberty International and John F. Kennedy International Airports, the logistics center is ideally positioned to support Jeffs’ Brands’ rapid growth and expansion strategy and to provide services to third parties. The center’s strategic location has the potential to facilitate efficient transportation and logistics operations, vital for maintaining the speed and reliability needed in today’s fast-paced e-commerce environment.

Under the terms and subject to the conditions of the Agreement, Smart Repair Pro will acquire 100% of the issued and outstanding equity interests of Pure Logistics from its current holders (collectively, the “Sellers”), in consideration for a base payment of $2,100,000 (the “Base Payment”) and a deferred payment of $500,000 (the “Deferred Payment”). The Base Payment will be made in cash at the closing of the acquisition, which is expected to occur within seven business days from the date of the agreement. The Deferred Payment will be made through promissory notes (the “Promissory Notes”), in the aggregate principal amount of $500,000, pro-rated to each Seller’s percentage of ownership in Pure Logistics, bearing an annual interest rate of 9%, to be issued by Smart Repair Pro to the Sellers at the Closing and to be repaid by Smart Repair Pro in ten monthly installments of $50,000 each, pro-rated to each Seller’s percentage of ownership in Pure Logistics, starting after the sixth month anniversary of the closing date of the acquisition.

As security for the full repayment of the Promissory Notes, at the Closing the Company will issue to the Sellers warrants to purchase ordinary shares, no par value, of Jeffs’ Brands (the “Ordinary Shares”), at an exercise price per share initially equal to $2.75 (the “Warrants”). The number of Ordinary Shares underlying each Warrant (the “Warrant Shares”), will be initially equal to the amount of the Deferred Payment, pro-rated to each Seller’s percentage of ownership in Pure Logistics, divided by the initial exercise price, rounded up to the nearest whole number. The Warrants will only become exercisable upon the occurrence of an Event of Default (as defined in the Promissory Notes). Upon an Event of Default, the number of Warrant Shares will be adjusted to reflect the outstanding amount due by Smart Repair Pro to each Seller under his Promissory Note (the “Outstanding Amount”), such that the number of Warrant Shares will be equal to the Outstanding Amount divided by the New Exercise Price then in effect, minus the amount of Warrant Shares already exercised (if any), rounded up to the nearest whole number. The “New Exercise Price” will be equal to 135% of the closing price of the Ordinary Shares on the Nasdaq Capital Market as of the date of Event of Default. The exercise price of the Warrants and the number of Warrant Shares are also subject to certain anti-dilution and share combination event protections, as set forth in the Warrants. The exercise of the Warrants is the Sellers sole recourse against non-payment of the principal amount and any due interest.

In addition, pursuant to the terms of the Agreement, Smart Repair Pro will deliver to the Sellers an aggregate cash payment of $247,401.87, covering an outstanding security deposit provided by the Sellers under a current lease agreement of Pure Logistics.

The completion of the is subject to the satisfaction or waiver of customary closing conditions. There can be no assurance that the acquisition will be completed on the terms proposed above or at all.

Neither the Warrants to be issued by the Company to the Sellers, nor the Promissory Notes to be issued by Smart Repair Pro to the Sellers will be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state’s securities laws, and such Warrants and Promissory Notes were acquired pursuant to an exemption from registration under the Securities Act. No Warrants or the Promissory Notes may be offered or sold in the United States by the Company, except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act.

Eli Yoresh, one of the Sellers is a former director of the Company. Viki Hakmon, the Company’s chief executive officer and a director, may be deemed to have a personal interest in the acquisition by virtue of being a family member of the controlling shareholder of L.I.A. Pure Capital Ltd., one of the Sellers, and as such the acquisition was approved by the Company’s audit committee and board of directors in accordance with the Israeli Companies Law-1999.

Strategic Benefits of the Potential Acquisition:

The Company expects that the acquisition will have the following potential strategic benefits:

Enhanced Efficiency: The logistics center is expected to streamline Jeffs’ Brands’ operations by offering ample space for inventory management and order processing, crucial for the Company’s numerous e-commerce businesses.

Optimized Location: Being near major transportation hubs such as Newark and JFK Airports would allow for quicker turnaround times for both incoming shipments and outgoing orders, dramatically reducing logistical hurdles.

Capacity Expansion: With 20 loading docks, the facility is well-equipped to handle large volumes of containers and truck loading and unloading, enabling Jeffs’ Brands to meet the increasing demand from its customer base effectively.

About Jeffs’ Brands Ltd.

Jeffs’ Brands aims to transform the world of e-commerce by creating, acquiring products, and turning them into market leaders, tapping into vast, unrealized growth potential. Through our stellar team’s insight into the FBA Amazon business model, we aim to use both human capability and advanced technology to take products to the next level. For more information on Jeffs’ Brands Ltd. Visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the acquisition of Pure Logistics, the timing of its completion and the anticipated strategic benefits. Instead, this is based only on the Company’s current beliefs, expectations and assumptions regarding the future of the Company’s business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell the Company’s existing products and grow the Company’s brands and product offerings, including by acquiring new brands; the Company’s ability to meet the Company’s expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel, including the recent attacks by Hamas, Iran, and other terrorist organizations; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023, filed with the SEC, on April 1, 2024 and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com